SECU 05036436 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANUM SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 EAST 56TH STREET, 25TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LLOYD MOSKOWITZ 212 407-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONAS B. SIEGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANUM SECURITIES, L.L.C., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LAURIE A. BARISH
Notary Public, State of New York
No. 31-4904559
Qualified in New York County
Commission Expires September 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Granum Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Granum Securities, L.L.C. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2005

Granum Securities, L.L.C.
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	115,633
Accounts receivable		6,686
Securities owned, at fair value		18,600
Total assets		140,919
Liabilities and Members' Capital		
Liabilities		
Accrued expenses and other liabilities		11,631
Members' capital		129,288
Total liabilities and members' capital	$	140,919

The accompanying notes are an integral part of this financial statement.

1. Organization

Granum Securities, L.L.C. (the "Company") was incorporated in December, 1996 and commenced operations on February 1, 1997. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company distributes shares of an affiliated open ended management investment company (commonly known as a mutual fund).

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash consists of cash held in the bank, which is primarily held at one financial institution.

Securities owned, which are listed on a national securities exchange, are valued at their last sales price as of the last business day of the year. Securities not so listed are stated at fair value as determined by management and takes into consideration available financial information about the holdings.

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value

The Company is responsible for its own direct expenses including NASD fees, audit, legal and Anti-Money Laundering compliance fees, marketing and website expenses and fees to distributing broker dealers with whom it has a contractual relationship.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown and this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2004 the Company had net capital of $104,002, which was $99,002 in excess of the minimum required.

4. **Related Party Transactions**

The Company entered into a Revenue Sharing Agreement with an affiliate, Granum Capital Management, L.L.C. ("GM"). GM pays $12,500 per month to the Company for expenses incurred for the benefit of GM. This payment is made out of GM's monthly management fee from Granum Value Fund. The monthly fee is subject to periodic reviews by the Management of each company.

At December 31, 2004, the Company had payables to an affiliate (Granite Capital International Group) in the amount of $3,428 for commission expenses paid by the affiliate on behalf of the Company.

5. **Securities Owned**

Securities owned are common stock in the National Association of Securities Dealers, Inc. ("NASD") and warrants on NASD common stock.

The shares have not been registered under the Securities Act of 1933 and may only be sold in compliance with SEC Rule 144 or an exemption from the registration requirements of Section 5 of the Securities Act of 1934.

Subject to the provisions of the warrant agreement, each warrant shall entitle its holder to purchase four shares of common stock owned and held by the NASD. Each warrant will be exercisable in four annual tranches, with one share of common stock available for purchase in each tranche. Each tranche shall be exercisable for a one-year period. The exercise prices of each remaining tranche are as follows:

Tranche	One Year Exercise Period Ends	Exercise Price Per Share During the Exercise Period
Tranche 3	June 27, 2005	$15
Tranche 4	June 27, 2006	$16

The exercise price of the warrants should not be regarded as an indication of any future market price of the shares of common stock now being offered.

The NASD shares are traded on the OTCBB (Over the Counter Bulletin Board). The NASD is a publicly reporting company and therefore the securities and warrant on the securities have been disclosed at their estimated fair value as at December 31, 2004.

At December 31, 2004 these securities at estimated fair value consist of the following:

Equities	
1,000 NASD common shares (cost $13,000)	$ 10,200
Warrants	
750 warrants on NASD shares (cost $10,500)	8,400
	$ 18,600

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 25,970	$ (7,926)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	425	781
Net change in:		
Receivables from related parties	67,219	10,415
Prepaid expenses and other assets	(435)	1,235
Accounts payable and accrued expenses	14,971	(5,043)
Net cash provided (used) by operating activities	108,150	(538)
Cash flows from investing activities:		
Purchase of furniture and equipment	(895)	-
Net cash used by investing activities	(895)	-
Cash flows from financing activities:		
Dividends paid	(30,926)	
Net cash used by financing activities	(30,926)	-
Net change in cash and cash equivalents	76,329	(538)
Cash and cash equivalents at beginning of year	85,234	85,772
Cash and cash equivalents at end of year	$ 161,563	$ 85,234

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

1. DESCRIPTION OF BUSINESS

Charter New England Agency, Inc. ("CNEA") is a 100% subsidiary of Charter Holding Corp. ("Charter"). CNEA is a limited broker-dealer registered with the Securities and Exchange Commission and incorporated under the laws of the State of New Hampshire, which markets life insurance, mutual funds and variable annuities through another registered broker-dealer, and under a marketing agreement with four affiliated banks within the state of New Hampshire.

The Company introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Charter New England Agency's financial statements have been prepared using accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and an interest-bearing money market account with a bank.

Furniture and equipment

Furniture and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Revenue recognition

Underwriting fees and commissions earned (and related expenses) from the distribution and sale of life insurance, annuities and mutual fund shares are recorded on a trade date basis.

Advertising costs

Advertising costs are expensed as incurred.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

CNEA is a party to the federal tax sharing agreement by and among Charter and its subsidiaries in which income taxes are allocated on a pro rata basis based on each company's contribution to the consolidated group's taxable income or loss. CNEA files a separate New Hampshire state income tax return.

Employee benefit plan

Certain employees of CNEA participate in a qualified 401(k) plan sponsored and administered by Charter Trust Company, a wholly-owned subsidiary of Charter. The plan complies with requirements established by the Employee Retirement Income Security Act of 1974.

The employees of CNEA also receive certain health care and life insurance benefits provided under a Section 125 plan administered by Charter Trust Company.

3. FURNITURE AND EQUIPMENT

The cost and accumulated depreciation of furniture and equipment at December 31, is as follows:

	2004	2003
Furniture and fixtures	$ 2,023	$ 2,023
Office equipment	895	-
Computer software	1,816	1,816
	4,734	3,839
Less accumulated depreciation	3,818	3,393
Furniture and equipment, net	$ 916	$ 446

For the years ended December 31, 2004 and 2003, depreciation expense amounted to $425 and $781 respectively, and is included in general and administrative expenses.

4. INCOME TAXES

The components of the income tax (liability) benefit are as follows for the years ended December 31:

	2004	2003
Current:		
Federal	$ (13,394)	$ 4,002
State	(947)	(842)
	$ (14,341)	$ 3,160

The effective tax rates for the years ended December 31, 2004 and 2003 are 35.6% and 28.5%, respectively, and differ from the statutory rate of 34% due primarily to the state taxes.

There are no deferred tax assets or liabilities at December 31, 2004 and 2003.

5. CAPITAL AND RESERVE REQUIREMENT INFORMATION

As a broker-dealer registered with the Securities and Exchange Commission, CNEA is subject to certain rules regarding minimum net capital. Charter New England Agency operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and resultant ratios for CNEA at December 31 are as follows:

	2004	2003
Aggregate indebtedness	$ 31,553	$16,582
Net capital	130,010	68,652
Ratio of aggregate indebtedness to net capital	.24 to1.0	.24 to1.0

Based on its aggregate indebtedness on each date, CNEA's minimum required net capital amounted to $5,000 at December 31, 2004 and 2003.

The operations of CNEA do not include the physical handling ("possession and control") of securities or the maintenance of open customer accounts. Accordingly, CNEA is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(2)(ii) of such rule.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Concluded)

6. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year ended December 31 are comprised of the following:

	2004	2003
Travel, training and entertainment	$ 2,901	$ 3,745
Depreciation	425	781
Outside payroll services	3,047	2,838
Postage	992	465
Office supplies	1,856	694
Miscellaneous	773	1,032
	$ 9,994	$ 9,555

7. RELATED PARTY TRANSACTIONS

Receivables from related parties

Receivables from related parties were as follows as of December 31.

	2004	2003
Taxes receivable from parent	$ -	$ 71,279
Other receivables	5,017	957
	$ 5,017	$ 72,236

Management fee

CNEA has an agreement with Charter Trust Company ("CTC") whereby in lieu of commissions, CNEA collects a monthly management fee from CTC in consideration of performing certain administrative functions and providing employee services. Amounts earned under this agreement totaled $54,000 and $40,500 for the years ended December 31, 2004 and 2003, respectively, and are reflected as a reduction in employment expenses.

Schedule 1

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2004 and 2003

Net capital	2004	2003
Total stockholder's equity, allowable for purposes of net capital computation	$ 143,489	$ 148,445
Less nonallowable assets:		
Receivables from related parties	5,017	72,236
Furniture and equipment, net	916	446
Prepaid expenses and other assets	7,546	7,111
Net capital	$ 130,010	$ 68,652
Aggregate indebtedness		
Total liabilities included in statement of financial condition	$ 31,553	$ 16,582
Aggregate indebtedness	$ 31,553	$ 16,582
Minimum net capital required to be maintained	$ 5,000	$ 5,000
Net capital in excess of minimum requirements	$125,010	$ 63,652
Ratio of aggregate indebtedness to net capital	.24 to 1.0	.24 to 1.0

Note A – Reconciliation of the unaudited FOCUS Report

There were no material differences between the amounts appearing above and those reported by CNEA in Part II-A of the unaudited FOCUS Report on Form X-17a-5 at December 31, 2004 and 2003.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Charter New England Agency, Inc. (the "Company") for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 19, 2005